UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 12, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a news release dated 10 November 2015 entitled ‘VODAFONE ANNOUNCES RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2015’

10 November 2015

Highlights

•                  H1 Group organic service revenue up 1.0%*; H1 Group revenue down 2.3% to £20.3 billion

•                  Fifth consecutive quarter of improving revenue trends: Q2 Group organic service revenue growth 1.2%*; Europe -1.0%*, AMAP 6.7%*

•                  Return to EBITDA growth in H1: up 1.9%* to £5.8 billion

•                  Free cash outflow of £0.5 billion, reflecting phasing of Project Spring capex

•                  Full year guidance: EBITDA now £11.7 billion to £12.0 billion; free cash flow positive

•                  Net debt £28.9 billion, or £25.4 billion net of $5.2 billion Verizon loan notes

•                  Interim dividend per share of 3.68 pence, up 2.2%

	Six months ended		Change
	30 September 2015		Reported	Organic*
	£m		%	%

Group revenue	20,266		(2.3)	+2.8
Group service revenue	18,430		(3.7)	+1.0
Europe[1]	12,104		(6.2)	(1.3)
Africa, Middle East and Asia Pacific (‘AMAP’)[1]	5,889		+1.8	+6.4

EBITDA	5,786		(1.7)	+1.9

Adjusted operating profit	1,641		(6.5)	(5.9)
Operating profit	933		+1.7

Free cash flow[2]	(541)		n/a

Loss for the financial period[3]	(1,584)		(128.8)

Basic earnings per share[3]	(6.40	)p	(131.2)

Adjusted earnings per share	2.51	p	(4.6)

Interim dividend per share	3.68	p	+2.2

•                  Leading in high speed data:

•            29.9 million 4G customers, 4G coverage 80% in Europe

•            H1 mobile data traffic growth 75%, average usage per customer in Europe up 39% year-on-year in Q2

•            12.5 million broadband customers, marketing high speed broadband to 66 million homes in Europe

•                  Strong commercial progress:

•            2.7 million mobile contract net adds and 0.5 million net new broadband customers in H1

•            Q2 Enterprise revenue: machine-to-machine +29.2%*, Vodafone Global Enterprise +7.3%*

•                  Continued commercial momentum in emerging markets; preparations for IPO in India underway

•                  Move to euro reporting for the 2017 financial year

Vittorio Colao, Group Chief Executive, commented:

“We have reached an important turning point for the Group with a return to organic growth in service revenue and EBITDA in the first half of the financial year. Our customers are benefiting from the significant investments we are making in high speed mobile and fixed networks, as evidenced by the huge growth in demand for data and the increased loyalty to Vodafone services. We are achieving 4G leadership in Europe, organic revenue growth in fixed and enterprise and sustained commercial momentum in emerging markets, all of which is consistent with our long-term strategy and which is being accelerated through our Project Spring investments. We also remain keenly focused on increasing efficiency and improving margins. We expect progress to continue in the second half of the year.”

Notes:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 38 for “Use of non-GAAP financial information”.

1.       The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the six months ended 30 September 2014 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues or costs.

2.        Free cash flow for the six months ended 30 September 2015 excludes £70 million (2014: £167 million) of restructuring costs, a £50 million (2014: £100 million) payment in respect of the Group’s historic UK tax settlement and £nil of other payments (2014: £450 million, see note 4 on page 19).

3.        Six months ended 30 September 2015 includes £1,476 million in relation to a reduction in the tax losses in Luxembourg following the write back of previous impairments in the local statutory accounts. Six months ended 30 September 2014 included the recognition of £5,468 million of deferred tax assets in respect of tax losses in Luxembourg.

CHIEF EXECUTIVE’S STATEMENT

Financial review of the half year

The Group returned to organic growth in both service revenue and EBITDA in the first half of the financial year. Our emerging markets businesses continue to demonstrate strong commercial momentum, while an increasing number of our European businesses are returning to growth. Customer demand for high speed fixed and mobile data services across our footprint is strong and growing. Our financial performance is beginning to reflect the positive impact of our Project Spring investment programme and better commercial execution, and in Europe we are also benefiting from some easing of regulatory pressures and a steady improvement in the macroeconomic environment.

Group

Revenue for the first half fell 2.3% to £20.3 billion. Group organic service revenue rose 1.0%* to £18.4 billion, comprising growth of 0.8%* in Q1 and 1.2%* in Q2. Excluding the impact of mobile termination rate (‘MTR’) cuts, H1 service revenue rose 1.6%*, with continued strong growth in AMAP and further evidence of stabilisation in Europe.

EBITDA rose 1.9%* to £5.8 billion. The Group EBITDA margin improved by 0.2 percentage points to 28.6%, but declined 0.3* percentage points on an organic basis. Both Europe and AMAP showed organic margin improvement, supported by a better top line trend and good cost control.

Adjusted operating profit fell 5.9%* as the increase in depreciation and amortisation charges resulting from the Project Spring investment more than offset the organic growth in EBITDA.

The adjusted effective tax rate in H1 was 30.5%. The effective tax rate for the full year is expected to be similar to the H1 rate, with the medium term effective tax rate still expected to be in the high twenties.

Adjusted earnings per share of 2.51 pence fell 4.6% year-on-year, reflecting the lower adjusted operating profit.

Free cash outflow1 was £0.5 billion, a decline of £0.5 billion from the same period last year, as a result of increased payments for Project Spring investments.

Net debt as at 30 September 2015 was £28.9 billion, or £25.4 billion net of the $5.25 billion Verizon loan notes, compared to £22.3 billion at 31 March 2015. In addition to licence and spectrum payments of £2.1 billion, including £1.4 billion in Germany and £0.6 billion in India, net debt also reflects £2.0 billion of deferred payments relating to the acquisition or renewal of spectrum in India and Germany recognised during the period.

The Board is recommending an interim dividend per share of 3.68 pence, up 2.2% year-on-year, in line with our intention to grow the full year dividend per share annually.

The Group will change its reporting currency from sterling to euro from 1 April 2016.

Europe

Service revenue in Europe declined 1.3%* in H1, reflecting continued competitive pressures in a number of markets. However, revenue trends continue to improve, with Q2 service revenue down 1.0%* (Q1: -1.5%*), the fifth consecutive quarter of easing rates of decline. 7 out of 13 countries grew organic service revenue in H1, and Southern Europe in particular showed a strong rate of recovery.

Mobile service revenue declined 2.4%* (Q1: -2.5%*; Q2 -2.3%*). The main factors behind this performance include continued growth in our contract customer base and stabilising ARPU in a number of markets, supported by customer appetite for 4G services and strong data growth, offset by continued declines in the prepay base and ongoing regulatory factors.

Fixed service revenue grew 2.4%* (Q1: 1.7%*; Q2: 3.1%*), driven by strong consumer broadband customer growth, particularly in fibre and cable services. Fixed revenue now accounts for 25.8% of European service revenue, compared to 22.6% in the prior year.

Organic EBITDA grew 1.1%* and the EBITDA margin increased to 29.3%, an organic improvement of 0.2* percentage points. This reflects good cost control in a number of our markets, as well as the benefits of acquisition integrations.

AMAP

Service revenue in AMAP increased by 6.4%* (Q1: 6.1%*; Q2: 6.7%*), continuing its sustained track record of strong organic growth. The fundamental drivers of these businesses - customer growth and strong demand for mobile voice and data services - remain very healthy. Our leading network quality and distribution reach, supported by a strong brand, continue to be effective. In H1, the customer base increased by 8.9 million to 332.7 million, and voice and data usage increased 7% and 92% respectively. The number of data users increased by 17.9% to 124.6 million year-on-year.

Organic EBITDA grew 8.8%* and the EBITDA margin was 30.6%, a slight improvement year-on-year as operating leverage and good cost control offset the impact of increased operating costs from the Project Spring programme.

CHIEF EXECUTIVE’S STATEMENT

Strategic progress

Project Spring

Project Spring is our two-year, accelerated investment programme designed to place Vodafone at the forefront of the growth in customer demand for mobile data and the increasing trend towards the convergence of fixed and mobile services for individuals and businesses. The programme is primarily focused on:

•            Rapidly expanding our 4G coverage in Europe and 3G and 4G coverage in AMAP;

•            Modernising our mobile networks to increase capacity and deliver significant improvements to call quality and reliability;

•            Extending our own fibre networks in a number of markets;

•            Developing and introducing leading Enterprise products and services into more countries; and

•            Investing in our stores to improve the service we give to customers and do more of our business through Vodafone-branded channels.

We have continued to make very good progress on all of these elements in the first half. Highlights include:

•            80% 4G population coverage in Europe, up from 32% two years ago. 88% of customers’ data sessions in Europe are now at high-definition video speeds (3 Mbps or above);

•            94% 3G coverage in targeted urban areas in India; 47% 4G coverage and 98% 3G coverage in South Africa;

•            Dropped call rates at record lows in many countries, with the European average at 0.60% (a reduction in dropped calls in Europe of around 50 million per month);

•            66 million homes in Europe can now subscribe for Vodafone-branded high speed broadband services, of which 42% are on our own fibre or cable networks; and

•            M2M services now available in 27 countries; IP-VPN in 65 countries

Data

Customer demand for data continues to grow very quickly, stimulated by the increasing availability of great TV, sport and video on smartphones and tablets, the improving reliability and speed of mobile networks, the continued deflation in unitary data pricing, and the increasing size and quality of smartphone screens.

Data traffic in H1 grew 75% (Q1: 79%; Q2: 73%). We now have 29.9 million 4G customers across the 19 countries where we offer 4G, with a further 9.7 million customers added in H1. Although take-up continues to be rapid, still only 20% of our European customer base is taking a 4G service, providing us with a very substantial opportunity for future growth. Customers who move to 4G typically buy bigger data packages and see their data consumption double, and average usage per smartphone customer in Europe is up 39% year-on-year.

In our AMAP region, data adoption is also rapid, supported by our significant network investment and the relative scarcity of fixed line internet access. The total mobile data customer base is 124.6 million, up 18% year-on-year. In India alone, we now have 23.8 million 3G customers, up 75% year-on-year, and their usage is similar to European levels. We will launch 4G in India in the coming months.

Unified communications

We are well on our way to becoming a full service integrated operator, for both households and businesses, in our main markets. We market high speed broadband services to 66 million households across Europe, and through organic investment and acquisition, 42% of these households are ‘on-net’ — serviced by our own fibre or cable infrastructure. In the last 12 months we have extended our own network to reach an additional 3.6 million homes, and we continue to invest to reach more homes and businesses in Spain, Italy and Portugal.

We are achieving strong and consistent customer growth across our footprint. We now have 12.5 million broadband customers, with 0.5 million new broadband customers added in H1. In Europe, we have 11.7 million broadband customers and 9.2 million TV customers, with 47% of our European broadband customers taking a high speed service over fibre or cable.

During H1, we launched Vodafone One, our converged service in Spain combining mobile with the cable services of Ono, which we acquired in 2014. By September, nearly 800,000 customers had subscribed to the service. We also brought out our consumer broadband package in the UK, with TV to follow later in the 2016 financial year, and in November we launched Vodafone Red One in Germany, our fully integrated bundle combining mobile with high speed broadband on the Kabel Deutschland (‘KDG’) cable network.

In H1, 25.8% of our service revenue in Europe came from fixed line.

Enterprise

Services to business comprise 27.3% of our Group service revenue, and 32.3% in Europe. Our relationships with business customers are evolving, expanding from traditional mobile voice and data services to embrace total communications, M2M, Cloud & Hosting and IP-VPN provision. These new areas offer both market growth and market share opportunities for us, and we have been investing consistently to establish leadership positions.

We are a recognised global leader in the provision of M2M services, with a strong presence in key industries such as automotive and utilities. In H1, we increased our total M2M connections by 29.9% year-on-year to 24.0 million, with revenue growing 25.6%* to £224 million. Vodafone Global Enterprise (‘VGE’) which provides services to our biggest international customers, achieved revenue growth of 5.1%*, driven by our unmatched geographical presence and the increasing trend among multinational corporations to retain a single provider of services across borders.

Outlook and guidance2

The overall performance of the Group in the first half of the current financial year has been in line with our expectations, and we expect revenue and profitability trends to improve in the second half. We now expect EBITDA for the 2016 financial year to be in the range of £11.7 billion to £12.0 billion, and free cash flow to be positive, after all capex.

Notes:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 38 for “Use of non-GAAP financial information”.

1            Free cash flow for the six months ended 30 September 2015 excludes £70 million (2014: £167 million) of restructuring costs, a £50 million (2014: £100 million) payment in respect of the Group’s historic UK tax settlement and £nil of other payments (2014: £450 million, see note 4 on page 19).

2            See “Guidance” on page 7.

GROUP FINANCIAL HIGHLIGHTS

		Six months ended 30 September				Change
		2015		2014		Reported		Organic*
	Page	£m		£m		%		%
Statutory basis[1]

Group revenue	23	20,266		20,752		(2.3)		2.8

Operating profit	23	933		917		1.7

Profit before taxation	23	232		406		(42.9)

(Loss)/profit for the financial period[2]	23	(1,584)		5,501		(128.8)

Basic earnings per share[2]	23	(6.40	)p	20.48	p	(131.2)

Net cash flow from operating activities	26, 31	4,130		3,691		11.9

Adjusted statutory basis[3]

Group service revenue	8	18,430		19,139		(3.7)		1.0

EBITDA	8	5,786		5,884		(1.7)		1.9

EBITDA margin	8	28.6%		28.4%		0.2	pp	(0.3pp	)

Adjusted operating profit	8	1,641		1,756		(6.5)		(5.9)

Adjusted profit before tax	10	1,089		1,074		1.4

Adjusted effective tax rate	10	30.5%		30.6%

Adjusted profit attributable to owners of the parent	11, 41	667		697		(4.3)

Adjusted earnings per share	11, 41	2.51	p	2.63	p	(4.6)

Capital expenditure	19	3,708		3,901		(4.9)

Free cash flow[4]	19	(541)		1		n/a

Net debt	19, 20	(28,923)		(21,832)		32.5

Notes:

*             All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 38 for “Use of non-GAAP financial information”.

1.       Statutory basis prepared in accordance with IFRS accounting principles, including the results of the Group’s joint ventures using the equity accounting basis.

2.       Six months ended 30 September 2015 includes £1,476 million in relation to a reduction in the tax losses in Luxembourg following the write back of previous impairments in the local statutory accounts. Six months ended 30 September 2014 included the recognition of £5,468 million of deferred tax assets in respect of tax losses in Luxembourg.

3.       See page 38 for “Use of non-GAAP financial information” and page 45 for “Definition of terms”.

4.       Free cash flow for the six months ended 30 September 2015 excludes £70 million (2014: £167 million) of restructuring costs, a £50 million (2014: £100 million) payment in respect of the Group’s historic UK tax settlement and £nil of other payments (2014: £450 million, see note 4 on page 19).

GUIDANCE

Please see page 38 for “Use of non-GAAP financial information”, page 45 for “Definition of terms” and page 46 for “Forward-looking statements”.

2016 financial year guidance

	EBITDA £bn	Free cash flow £bn

Original guidance	11.5 – 12.0	Positive

Updated guidance	11.7 – 12.0	Positive

We now expect EBITDA to be in the range of £11.7 billion to £12.0 billion. We expect free cash flow to be positive after all capex, before the impact of M&A, spectrum purchases and restructuring costs. Total capex is expected to be around £8.5 billion to £9.0 billion (including Ono).

Assumptions

We have based guidance for the 2016 financial year on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of £1:€ 1.37, £1:INR 95.2 and £1:ZAR 18.1. It excludes the impact of licences and spectrum purchases, material one-off tax-related payments, restructuring costs and any fundamental structural change to the Eurozone. It also assumes no material change to the current structure of the Group.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact EBITDA by £60 million and free cash flow by £10 million. A 1% change in the Indian rupee to sterling exchange rate would impact EBITDA by £10 million and would have no impact on free cash flow. A 1% change in the South African rand to sterling exchange rate would impact EBITDA by £15 million and free cash flow by £5 million.

FINANCIAL RESULTS

Group1,2

					Six months ended 30 September		Change
	Europe	AMAP	Other[3]	Eliminations	2015	2014	Reported	Organic*
	£m	£m	£m	£m	£m	£m	%	%
Mobile in-bundle revenue	5,767	1,914	73	—	7,754	7,900
Mobile out-of-bundle revenue	2,057	2,778	5	—	4,840	5,498
Mobile incoming revenue	626	565	—	—	1,191	1,351
Fixed line revenue	3,118	408	313	(31)	3,808	3,575
Other service revenue	536	224	91	(14)	837	815
Service revenue	12,104	5,889	482	(45)	18,430	19,139	(3.7)	1.0
Other revenue	1,027	722	87	—	1,836	1,613
Revenue	13,131	6,611	569	(45)	20,266	20,752	(2.3)	2.8
Direct costs	(2,967)	(1,686)	(425)	40	(5,038)	(5,196)
Customer costs	(2,895)	(1,069)	18	—	(3,946)	(4,176)
Operating expenses	(3,422)	(1,830)	(249)	5	(5,496)	(5,496)
EBITDA	3,847	2,026	(87)	—	5,786	5,884	(1.7)	1.9
Depreciation and amortisation:
Acquired intangibles	(46)	(123)	1	—	(168)	(250)
Purchased licences	(532)	(151)	1	—	(682)	(625)
Other	(2,438)	(848)	(6)	—	(3,292)	(3,216)
Share of result in associates and joint ventures	(2)	(1)	—	—	(3)	(37)
Adjusted operating profit	829	903	(91)	—	1,641	1,756	(6.5)	(5.9)
Restructuring costs					(114)	(84)
Amortisation of acquired customer base and brand intangible assets					(521)	(637)
Other income and expense					(73)	(118)
Operating profit					933	917
Non-operating income and expense					(1)	(26)
Net financing costs					(700)	(485)
Income tax, excluding deferred tax on revaluation of investments in Luxembourg					(340)	(373)
Deferred tax following revaluation of investments in Luxembourg[4]					(1,476)	5,468
(Loss)/profit for the financial period					(1,584)	5,501

Notes:

*             All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 38 for “Use of non-GAAP financial information”.

1.       Current period reflects average foreign exchange rates of £1:€1.39, £1:INR 98.95 and £1:ZAR 19.33.

2.       The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit revenue and costs within common functions rather than within the results disclosed for each country and region. The results presented for the six months ended 30 September 2014 have been restated onto a comparable basis. There is no impact on total Group revenues or costs.

3.       The “Other” segment primarily represents the results of partner markets and the net result of unallocated central Group costs.

4.       Refer to page 10 for further details.

FINANCIAL RESULTS

Revenue

Group revenue decreased by 2.3% to £20.3 billion and service revenue decreased by 3.7% to £18.4 billion. Reported growth includes the impact of the acquisitions of Ono, Hellas Online (‘HOL’) and Cobra Automotive (‘Cobra’).

In Europe, organic service revenue declined by 1.3%* as growing demand for 4G and mobile data, as well as growth in fixed line service revenue, continue to be offset by the ongoing impact of competition. By Q2, however, 7 of the 13 countries in Europe had returned to organic service revenue growth.

In AMAP, organic service revenue increased by 6.4%* driven by growth in all markets apart from Qatar.

EBITDA and operating profit

Group EBITDA fell 1.7% to £5.8 billion, with organic growth in Europe and AMAP and the acquisitions of HOL and Cobra being more than offset by foreign exchange movements. The Group’s EBITDA margin improved by 0.2 percentage points to 28.6%. On an organic basis, EBITDA rose 1.9%* and the Group’s EBITDA margin fell 0.3* percentage points, as organic margin improvements in Europe and AMAP were offset by the phasing of operating expenses related to Project Spring within common costs.

Operating profit increased 1.7% to £0.9 billion as lower EBITDA was offset by lower depreciation and amortisation charges.

Net financing costs

	Six months ended 30 September
	2015	2014
	£m	£m
Investment income	145	305
Financing costs	(845)	(790)
Net financing costs	(700)	(485)

Analysed as:
Net financing costs before interest on settlement of tax issues	(451)	(578)
Interest expense arising on settlement of outstanding tax issues	(15)	(24)
	(466)	(602)
Mark to market losses	(86)	(80)
Foreign exchange[1]	(148)	197
	(700)	(485)

Note:

1            Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances.

Net financing costs includes £148 million of intercompany related foreign exchange losses (2014: £197 million gain), £86 million of mark to market losses (2014: £80 million loss) and £15m of interest on settlement of tax issues (2014: £24 million). Excluding these items, net financing costs decreased by 22% primarily due to the impact of foreign exchange losses on financing costs.

FINANCIAL RESULTS

Taxation

	Six months ended 30 September
	2015	2014
	£m	£m
Income tax expense:
- Before deferred tax on revaluation of investments in Luxembourg	340	373
- Deferred tax on revaluation of investments in Luxembourg	1,476	(5,468)
Total tax expense/(credit)	1,816	(5,095)
Tax on adjustments to derive adjusted profit before tax	217	187
Recognition of deferred tax asset for losses in Luxembourg	—	3,341
Deferred tax following revaluation of investments in Luxembourg	(1,476)	2,127
Deferred tax on use of Luxembourg losses in the period	(258)	(272)
Adjusted income tax expense	299	288
Share of associates’ and joint venture’s tax	47	58
Adjusted income tax expense for calculating adjusted tax rate	346	346

Profit before tax
Total profit before tax	232	406
Adjustments to derive adjusted profit before tax[1]	857	668
Adjusted profit before tax	1,089	1,074
Share of associates’ and joint venture’s tax and non-controlling interest	47	58
Adjusted profit before tax for calculating adjusted effective tax rate	1,136	1,132
Adjusted effective tax rate	30.5%	30.6%

Note:

1            See “Earnings per share” on page 11.

The adjusted effective tax rate for the six months ended 30 September 2015 was 30.5%. The tax rate for the full year will include the cost of writing down the value of our UK deferred tax asset following the forthcoming reduction in the UK tax rate to 18%. Our tax rate is expected to remain in the high twenties over the medium term. The adjusted effective tax rate for the six months ended 30 September 2014 includes the impact of foreign exchange losses for which the Group is unable to take a tax deduction. Excluding this impact, the adjusted effective tax rate was 29.5%.

The adjusted effective tax rate for both periods does not include the use of Luxembourg losses in the half year of £258 million (2014: £272 million) and a reduction in the deferred tax asset in the period of £1,476 million (2014: recognition of an additional asset of £2,127 million) arising from the revaluation of investments based upon the local GAAP financial statements. The tax rate in the six months ended 30 September 2014 does not include the impact of the recognition of an additional £3,341 million deferred tax asset in respect of the Group’s historic tax losses in Luxembourg. The losses have been recognised as a consequence of the financing arrangements for the acquisition of Ono.

FINANCIAL RESULTS

Earnings per share

Adjusted earnings per share, which excludes the reduction in the tax losses in Luxembourg following the revaluation of investments in the local statutory accounts in the current period and the recognition of deferred tax assets in respect of tax losses in Luxembourg in the prior period, was 2.51 pence, a decrease of 4.6% year-on-year, reflecting the Group’s lower adjusted operating profit over the same period.

Basic earnings per share was a loss of 6.40 pence due to the reduction in deferred tax on losses, as described above, which has been excluded from adjusted earnings per share.

	Six months ended 30 September
	2015	2014
	£m	£m

(Loss)/profit attributable to owners of the parent	(1,698)	5,422

Adjustments:
Amortisation of acquired customer base and brand intangible assets	521	637
Restructuring costs	114	84
Other income and expense	73	118
Non-operating income and expense	1	26
Investment income and financing costs	148	(197)
	857	668

Taxation[1]	1,517	(5,383)
Non-controlling interests	(9)	(10)
Adjusted profit attributable to owners of the parent	667	697

	Million	Million
Weighted average number of shares outstanding — basic	26,529	26,470

(Loss)/earnings per share

	Pence		Pence
Basic earnings per share	(6.40	)p	20.48	p
Adjusted earnings per share	2.51	p	2.63	p

Note:

1.             Six months ended 30 September 2015 includes £1,476 million in relation to a reduction in the tax losses in Luxembourg following the write back of previous impairments in the local statutory accounts. Six months ended 30 September 2014 included the recognition of £5,468 million of deferred tax assets in respect of tax losses in Luxembourg.

FINANCIAL RESULTS

Europe1

	Germany	Italy	UK	Spain	Other Europe	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	Reported	Organic
30 September 2015
Mobile in-bundle revenue	1,535	938	1,348	787	1,159	—	5,767
Mobile out-of-bundle revenue	383	391	560	204	519	—	2,057
Mobile incoming revenue	108	130	161	52	182	(7)	626
Fixed line revenue	1,335	300	727	512	251	(7)	3,118
Other service revenue	163	95	145	71	106	(44)	536
Service revenue	3,524	1,854	2,941	1,626	2,217	(58)	12,104	(6.2)	(1.3)
Other revenue	298	258	145	166	162	(2)	1,027
Revenue	3,822	2,112	3,086	1,792	2,379	(60)	13,131	(4.8)	0.4
Direct costs	(925)	(450)	(709)	(396)	(545)	58	(2,967)
Customer costs	(750)	(447)	(773)	(456)	(471)	2	(2,895)
Operating expenses	(897)	(495)	(935)	(466)	(629)	—	(3,422)
EBITDA	1,250	720	669	474	734	—	3,847	(2.5)	1.1
Depreciation and amortisation:
Acquired intangibles	—	(44)	—	—	(2)	—	(46)
Purchased licences	(218)	(13)	(187)	(23)	(91)	—	(532)
Other	(787)	(370)	(486)	(390)	(405)	—	(2,438)
Share of result in associates and joint ventures	1	—	—	—	(3)	—	(2)
Adjusted operating profit/(loss)	246	293	(4)	61	233	—	829	(10.3)	(12.3)

EBITDA margin	32.7%	34.1%	21.7%	26.5%	30.9%		29.3%

30 September 2014
Mobile in-bundle revenue	1,728	994	1,264	884	1,234	—	6,104
Mobile out-of-bundle revenue	481	552	640	264	673	—	2,610
Mobile incoming revenue	129	148	178	57	198	—	710
Fixed line revenue	1,490	322	647	288	174	—	2,921
Other service revenue	169	97	148	77	101	(37)	555
Service revenue	3,997	2,113	2,877	1,570	2,380	(37)	12,900
Other revenue	293	219	129	104	149	(3)	891
Revenue	4,290	2,332	3,006	1,674	2,529	(40)	13,791
Direct costs	(999)	(505)	(719)	(378)	(541)	38	(3,104)
Customer costs	(914)	(448)	(785)	(539)	(489)	2	(3,173)
Operating expenses	(995)	(593)	(864)	(450)	(667)	—	(3,569)
EBITDA	1,382	786	638	307	832	—	3,945
Depreciation and amortisation:
Acquired intangibles	—	(68)	—	—	(3)	—	(71)
Purchased licences	(242)	—	(188)	(5)	(95)	—	(530)
Other	(828)	(384)	(447)	(346)	(413)	—	(2,418)
Share of result in associates and joint ventures	1	—	(5)	—	2	—	(2)
Adjusted operating profit/(loss)	313	334	(2)	(44)	323	—	924

EBITDA margin	32.2%	33.7%	21.2%	18.3%	32.9%		28.6%

Change at constant exchange rates	%	%	%	%	%
Mobile in-bundle revenue	(0.8)	5.4	6.7	(0.6)	4.8
Mobile out-of-bundle revenue	(11.3)	(20.9)	(12.5)	(13.6)	(13.7)
Mobile incoming revenue	(6.8)	(1.9)	(9.7)	3.3	2.8
Fixed line revenue	0.1	4.0	12.4	97.0	59.1
Other service revenue	8.9	9.8	(1.7)	1.4	15.7
Service revenue	(1.5)	(2.0)	2.2	15.4	3.9
Other revenue	12.8	31.6	12.1	78.7	22.5
Revenue	(0.5)	1.2	2.7	19.4	5.0
Direct costs	(3.5)	0.6	1.3	(16.3)	(13.0)
Customer costs	8.4	(11.4)	1.5	5.5	(7.3)
Operating expenses	(0.6)	6.6	(8.2)	(15.6)	(5.1)
EBITDA	1.0	2.3	4.9	72.1	(1.6)
Depreciation and amortisation:
Acquired intangibles	—	28.5	—	—	15.6
Purchased licences	(0.6)	—	0.3	(91.3)	(6.7)
Other	(5.9)	(8.1)	(8.5)	(28.6)	(9.5)
Share of result in associates and joint ventures	(17.6)	—	96.2	—	(408.5)
Adjusted operating profit	(11.6)	(2.3)	(126.2)	251.1	(19.4)

EBITDA margin movement (pps)	0.5	0.4	0.5	8.1	(2.1)

FINANCIAL RESULTS

Revenue decreased by 4.8%. M&A activity, including Ono and HOL, contributed a 3.3 percentage point positive impact, while foreign exchange movements contributed an 8.5 percentage point negative impact. On an organic basis, service revenue declined 1.3%*, driven primarily by price competition.

EBITDA decreased by 2.5%, including a 5.7 percentage point positive impact from M&A activity and a 9.3 percentage point negative impact from foreign exchange movements. On an organic basis EBITDA increased 1.1%*, as good cost control offset the continued fall in service revenue.

	Organic*	M&A and other	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Europe revenue	0.4	3.3	(8.5)	(4.8)

Service revenue
Germany	(1.5)	—	(10.3)	(11.8)
Italy	(2.0)	—	(10.3)	(12.3)
UK	(0.1)	2.3	—	2.2
Spain	(3.8)	19.2	(11.8)	3.6
Other Europe	1.0	2.9	(10.7)	(6.8)
Europe service revenue	(1.3)	3.4	(8.3)	(6.2)

EBITDA
Germany	1.0	—	(10.6)	(9.6)
Italy	2.3	—	(10.7)	(8.4)
UK	(5.0)	9.9	—	4.9
Spain	16.3	55.8	(17.7)	54.4
Other Europe	(3.4)	1.8	(10.2)	(11.8)
Europe EBITDA	1.1	5.7	(9.3)	(2.5)

Europe adjusted operating profit	(12.3)	12.6	(10.6)	(10.3)

Notes:

*             All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 38 for “Use of non-GAAP financial information”.

1           The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit revenue and costs within common functions rather than within the results disclosed for each country and region. The results presented for the six months ended 30 September 2014 have been restated onto a comparable basis. There is no impact on total Group revenue or cost.

Germany

Service revenue declined 1.5%* (Q1: -1.2%*; Q2: -1.8%*). Underlying year-on-year trends in each quarter were similar, excluding the impact of one-off items on reported results.

Mobile service revenue fell 2.4%*. Consumer contract revenue stabilised in Q2, supported by consistent growth in contract net adds and an increased focus on Vodafone branded channels, although the impact of price reductions in prior years continued to put pressure on ARPU. The enterprise market became increasingly competitive in H1, leading to a deteriorating revenue trend despite good contract wins as a strong churn performance could not offset falling ARPU. We have made further strong progress on network investment, with 81% 4G coverage and dropped call rates falling 28% year-on-year. In October, the ComputerBILD test ranked Vodafone the best voice network in Germany.

Fixed service revenue growth was 0.1%*, with continued strong growth in cable offsetting a decline in DSL-related revenue. Cable net adds growth continued to be strong throughout H1, supplemented by ongoing migrations from the DSL base. Broadband ARPU was down year-on-year in a promotional market, but stable through the course of H1. The integration of KDG continued as planned, including the rebranding of the business as Vodafone in September. In November, we launched Vodafone RedOne, our fully integrated fixed, mobile and TV service combining high speed mobile and cable.

EBITDA grew 1.0%*, with the EBITDA margin improving by 0.5* percentage points. This reflects the achievement of KDG synergies, and savings in commercial costs and other operating expenses offsetting the increased network opex from Project Spring.

FINANCIAL RESULTS

Italy

Service revenue declined 2.0%* (Q1: -2.0%*; Q2: -2.0%*). The mobile business is on a steady recovery path, while fixed line performance continues to be positive despite increased competition in recent months.

Mobile service revenue fell 3.1%*, as a recovery in ARPU supported by strong data demand only partially offset the year-on-year decline in the customer base. Churn in the market has reduced in recent quarters and the customer base is stable quarter-on-quarter. Enterprise continued to perform well in a stable market, although roaming revenue fell in Q2 after a very strong comparable period last year. We now have 91% population coverage with our 4G network, and have recently launched a network service promise to underline our confidence in network performance.

Fixed service revenue was up 4.0%*, driven by sustained commercial momentum. We added a further 67,000 broadband customers in H1, and a third of our gross adds are now taking a fibre service. Of our base of 1.9 million broadband customers, 148,000 are fibre customers. We have now built out our own fibre network to nearly 12,000 cabinets, more than doubling our footprint in the last six months.

EBITDA was up 2.3%*, as we successfully offset the decline in service revenue with savings in commercial costs and operating expenses. The EBITDA margin expanded by 0.4* percentage points.

UK

Service revenue declined 0.1%* (Q1: 0.2%*; Q2: -0.5%*), with improving trends in fixed line and enterprise offset by a slowdown in consumer mobile after a period of strong growth. The organic growth rate excludes one-off settlements with other network operators in Q2.

Mobile service revenue grew 0.1%*. We continued to achieve good contract customer growth, reflecting the increased number of Vodafone-branded stores. Revenue trends in Q2 were impacted by the pricing and usage of 08XX numbers following the introduction of Non Geographic Call Services regulation, and a focus on giving customers more control of their out-of-bundle data spend. As a result, in-bundle revenue and demand for data add-ons continued to grow. Enterprise mobile service revenue was broadly stable in H1 despite increased competition. National 4G coverage reached 82% (based on the OFCOM definition), and 99% in London. A recent independent test by P3 ranked our network number one in London for combined voice and data. We achieved significant growth in 4G customers, with 5.3 million at the period end (September 2014: 1.1 million).

Fixed service revenue declined 0.9%*. Excluding carrier services, fixed revenue was stable in Q2, including an improving performance in Enterprise. After regional trials during the summer, we launched our consumer broadband service to 22 million premises across the UK (95% of BT’s fibre footprint) in October, with our new TV service to follow in Q4.

EBITDA declined 5.0%*, with a 1.1* percentage point decline in the EBITDA margin. The decline in margin was mainly the result of the phasing of central costs allocated to the UK business, which were heavily weighted to H2 last year but are more evenly spread this year. Reported EBITDA benefited from one-off settlements with other network operators.

Spain

Service revenue declined 3.8%* (Q1: -5.5%*; Q2: -2.0%*), with mobile revenue recovering steadily despite the negative effect of handset financing, and continued positive momentum in fixed.

Mobile service revenue fell 8.1%*. The contract customer base continued to grow in a more stable market, despite increased promotional activity around the start of the new football season, and aggressive cross-selling of mobile to TV customers by a competitor. Although unit prices continue to fall, we have been increasing data bundle sizes at slightly higher monthly fees. Our new commercial strategy on data, offering customers the opportunity to buy additional bundles for up to €10 per month, has been very successful. Our 4G population coverage reached 80% at September 2015 and we have 4.3 million 4G customers.

Fixed service revenue rose 7.4%*, supported by consistent growth in broadband net additions. The integration of Ono is proceeding strongly, with the MVNO migrated to the Vodafone network seven months ahead of schedule and the very successful launch in May of Vodafone One, our fully integrated cable, mobile and TV service. At September 2015 we already have nearly 800,000 customers on Vodafone One. Including our joint fibre network build with Orange, we now reach 8 million premises with fibre.

EBITDA increased 16.3%* year-on-year, as strong cost control, the benefit to margin from handset financing and the cost synergies from the Ono acquisition more than offset rising TV costs. The organic improvement in the EBITDA margin was 3.7* percentage points year-on-year.

FINANCIAL RESULTS

Other Europe

Service revenue rose 1.0%* (Q1: 0.6%*; Q2: 1.5%*), with the Netherlands, Ireland, Greece, Romania, the Czech Republic and Hungary all growing in H1, and trends in Portugal clearly improving.

In the Netherlands, service revenue was up 1.1%*, with consumer fixed line and enterprise as the main drivers of growth. After reaching 100% 4G coverage last year we are now expanding 4G+ presence and have reached 130 municipalities. We had 73,000 consumer fixed line customers at September 2015.

In Portugal, despite ongoing pressure in convergence pricing, fixed revenue continues to grow strongly and mobile is recovering, driven by migration from prepay to contract and recovery in enterprise. Our fibre to the home network now reaches 2.1 million homes. Ireland returned to service revenue growth in Q2, with strong momentum in fixed line and an improving trend in mobile. The 4G roll-out is complete with 95% population coverage. In Greece we saw a slight slowdown in Q2 as a result of the macroeconomic environment, which increased pressure on consumer contract ARPU in particular. The HOL integration is on track, with the business rebranded in October.

EBITDA declined 3.4%*, with a 1.8* percentage point decline in EBITDA margin, mainly driven by lower margins in Portugal, Ireland and Romania.

FINANCIAL RESULTS

Africa, Middle East and Asia Pacific1

	India	Vodacom	Other AMAP	Eliminations	AMAP	% change
	£m	£m	£m	£m	£m	Reported	Organic
30 September 2015
Mobile in-bundle revenue	509	562	843	—	1,914
Mobile out-of-bundle revenue	1,286	873	619	—	2,778
Incoming revenue	238	87	240	—	565
Fixed line revenue	97	67	251	(7)	408
Other service revenue	83	81	60	—	224
Service revenue	2,213	1,670	2,013	(7)	5,889	1.8	6.4
Other revenue	8	401	313	—	722
Revenue	2,221	2,071	2,326	(7)	6,611	3.0	8.2
Direct costs	(661)	(281)	(751)	7	(1,686)
Customer costs	(100)	(580)	(389)	—	(1,069)
Operating expenses	(800)	(441)	(589)	—	(1,830)
EBITDA	660	769	597	—	2,026	4.2	8.8
Depreciation and amortisation:
Acquired intangibles	(74)	(33)	(16)	—	(123)
Purchased licences	(89)	(1)	(61)	—	(151)
Other	(294)	(213)	(341)	—	(848)
Share of result in associates and joint ventures	31	(9)	(23)	—	(1)
Adjusted operating profit	234	513	156	—	903	8.4	13.5

EBITDA margin	29.7%	37.1%	25.7%		30.6%

30 September 2014
Mobile in-bundle revenue	377	528	792	—	1,697
Mobile out-of-bundle revenue	1,249	958	669	—	2,876
Incoming revenue	293	102	246	—	641
Fixed line revenue	77	1	253	—	331
Other service revenue	47	131	61	—	239
Service revenue	2,043	1,720	2,021	—	5,784
Other revenue	10	382	243	—	635
Revenue	2,053	2,102	2,264	—	6,419
Direct costs	(643)	(304)	(751)	—	(1,698)
Customer costs	(88)	(598)	(333)	—	(1,019)
Operating expenses	(715)	(465)	(577)	—	(1,757)
EBITDA	607	735	603	—	1,945
Depreciation and amortisation:
Acquired intangibles	(125)	(36)	(18)	—	(179)
Purchased licences	(35)	(2)	(58)	—	(95)
Other	(250)	(189)	(364)	—	(803)
Share of result in associates and joint ventures	—	(4)	(31)	—	(35)
Adjusted operating profit	197	504	132	—	833

EBITDA margin	29.6%	35.0%	26.6%		30.3%

Change at constant exchange rates
Mobile in-bundle revenue	32.3	15.3	18.4
Mobile out-of-bundle revenue	0.9	(2.1)	(2.2)
Incoming revenue	(20.6)	(8.2)	6.2
Fixed line revenue	25.1	—	11.9
Other service revenue	78.7	(36.6)	8.3
Service revenue	6.3	4.2	8.8
Other revenue	(21.9)	12.4	47.7
Revenue	6.1	5.7	12.8
Direct costs	(1.0)	1.5	(9.7)
Customer costs	(11.1)	(4.3)	(35.3)
Operating expenses	(9.6)	(0.6)	(11.7)
EBITDA	6.7	13.2	5.9
Depreciation and amortisation:
Acquired intangibles	42.3	—	—
Purchased licences	(149.2)	15.1	(0.5)
Other	(15.4)	(19.9)	(3.1)
Share of result in associates and joint ventures	3,604.1	(202.4)	1.3
Adjusted operating profit	17.3	10.4	17.5

EBITDA margin movement (pps)	0.1	2.4	(1.6)

FINANCIAL RESULTS

Revenue increased by 3.0%, with strong organic growth offset by a 5.1 percentage point adverse impact from foreign exchange movements, particularly with regards to the South African rand, Egyptian pound and Turkish lira. On an organic basis service revenue was up 6.4%* driven by growth in the customer base, increased voice and data usage, and continued good commercial execution. Overall growth was offset by MTR cuts and other regulatory charges, mainly in India.

EBITDA increased by 4.2%, including a 4.6 percentage point adverse impact from foreign exchange movements. On an organic basis, EBITDA grew 8.8%* driven by growth in all major markets.

	Organic*	M&A and other	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%
AMAP revenue	8.2	(0.1)	(5.1)	3.0

Service revenue
India	6.3	—	2.0	8.3
Vodacom	4.2	—	(7.1)	(2.9)
Other AMAP	8.8	—	(9.2)	(0.4)
AMAP service revenue	6.4	—	(4.6)	1.8

EBITDA
India	6.7	—	2.0	8.7
Vodacom	13.2	—	(8.6)	4.6
Other AMAP	5.9	—	(6.9)	(1.0)
AMAP EBITDA	8.8	—	(4.6)	4.2

AMAP adjusted operating profit	13.5	(0.2)	(4.9)	8.4

Notes:

*             All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 38 for “Use of non-GAAP financial information”.

1           The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit revenue and costs within common functions rather than within the results disclosed for each country and region. The results presented for the six months ended 30 September 2014 have been restated onto a comparable basis. There is no impact on total Group revenue or cost.

India

Service revenue increased 6.3%* (Q1: 6.9%*; Q2: 5.6%*) as customer base growth and strong demand for 3G data was partially offset by a number of regulatory changes, including MTR cuts, roaming price caps and an increase in service tax. Excluding these impacts, service revenue growth in H1 was 11.2%*.

We added 4.4 million customers in the period, taking the total to 188.2 million. Growth in total minutes of use accelerated in H1 but this was offset by a decline in revenue per minute as a result of ongoing competition on voice business.

Data growth continues to be very strong, with data usage over the network up 74% year-on-year in H1, and the active data customer base increasing 16% to 66.5 million. The 3G customer base grew to 23.8 million, up 75% year-on-year, and smartphone penetration in our four biggest urban areas is now 49%. Data pricing has recently become more competitive after price rises earlier in the year. In Q2, browsing revenue represented 18.9% of local service revenue, up from 13.5% in the equivalent quarter last year.

Since the launch of Project Spring we have added over 22,000 new 3G sites, taking the total to nearly 40,000 and our population coverage to 94% of target urban areas. We plan to launch 4G in five key circles in the coming months.

Our M-Pesa business continues to expand, with 665,000 active customers at September 2015, and 97,000 agents. In August, the Reserve Bank of India granted us in principle approval to set up a payments bank.

EBITDA grew 6.7%*, with a 0.1* percentage point improvement in EBITDA margin as the benefits of service revenue growth offset the ongoing increase in operating costs related to Project Spring, higher acquisition costs and the translation effects of non-rupee operating costs.

We have recently begun preparations for a potential IPO of Vodafone India, subject to market conditions.

FINANCIAL RESULTS

Vodacom

Vodacom Group service revenue increased 4.2%* (Q1: 4.5%*; Q2: 3.9%*), supported by strong momentum in both South Africa and the International operations.

In South Africa, organic service revenue grew 2.9%* (Q1: 2.8%*; Q2: 3.0%*), with the consumer and enterprise businesses both performing well. We continued to focus on building brand and network differentiation, with our performance driven by strong demand for data, the success of voice and data bundles, and very low contract churn. Data revenue growth accelerated to 33.3*% in H1 and is now 35% of local service revenue compared to 27% a year ago. The 3G customer base grew 25.2% year-on-year, supported by the increasing affordability of smartphones: we sold 1.3 million Vodafone branded devices in H1, representing 24% of total volume. We accelerated our network build in H1, taking coverage to 47% on 4G and 98% on 3G.

Service revenue growth in Vodacom’s operations outside South Africa was 9.5%*, driven by customer base growth, data take-up and M-Pesa. Active data customers reached 10.5 million, up 14.2% year-on-year, and M-Pesa customers totalled 6.8 million, all benefiting from sustained network investment.

Vodacom Group EBITDA increased 13.2%*, with a 2.4* percentage point improvement in EBITDA margin. This strong performance was driven by operating leverage and a significant cost reduction programme put in place in H2 last year.

Other AMAP

Service revenue increased 8.8%* (Q1: 6.8%*; Q2: 10.8%*), with strong growth in Turkey, Egypt and Ghana partially offset by a decline in Qatar.

Service revenue in Turkey was up 17.6%*, reflecting continued strong growth in consumer contract and enterprise revenue, driven by growth in both the customer base and ARPU. Fixed line momentum was also good, with 183,000 fixed broadband customers at the end of the period. In Egypt, service revenue was up 8.4%* driven by continued strong growth in data and voice usage. New Zealand sustained its improving trend of recent quarters, returning to service revenue growth in Q2 supported by good year-on-year growth in the mobile contract customer base and improving fixed line ARPU.

EBITDA grew 5.9%*, driven by the strong revenue performance.

Associates

Safaricom, Vodafone’s 40% associate which is the number one mobile operator in Kenya, achieved local currency service revenue growth of 12.3% and EBITDA growth of 16.0%, driven by data and M-Pesa. 14 out of 16 targeted regions now have 4G coverage.

Vodafone Hutchison Australia (‘VHA’), in which Vodafone owns a 50% stake, is performing well, with service revenue growth supported by ongoing growth in the contract customer base and a slight increase in ARPU. Strong EBITDA growth was driven by the improving top line and reduced commercial costs.

Indus Towers, the Indian towers company in which Vodafone has a 42% interest, achieved local currency revenue growth of 5.6%. Indus owns 117,579 towers, with a tenancy ratio of 2.22. Our share of Indus’ EBITDA in H1 was £147 million and its contribution to Vodafone Group adjusted operating profit was £31 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Six months ended 30 September
	2015	2014
	£m	£m

EBITDA	5,786	5,884
Working capital	(1,203)	(1,072)
Other	56	45
Cash generated by operations (excluding restructuring and other costs)[1]	4,639	4,857
Cash capital expenditure[2]	(4,287)	(3,907)
Capital expenditure	(3,708)	(3,901)
Working capital movement in respect of capital expenditure	(579)	(6)
Disposal of property, plant and equipment	32	62
Operating free cash flow[1]	384	1,012
Taxation	(430)	(418)
Dividends received from associates and investments	—	127
Dividends paid to non-controlling shareholders in subsidiaries	(131)	(140)
Interest received and paid	(364)	(580)
Free cash flow[1]	(541)	1
Licence and spectrum payments	(2,104)	(127)
Acquisitions and disposals[3]	(62)	(6,679)
Equity dividends paid	(2,020)	(1,979)
Foreign exchange	297	843
Other[4]	(2,222)	(191)
Net debt increase	(6,652)	(8,132)
Opening net debt	(22,271)	(13,700)
Closing net debt	(28,923)	(21,832)

Notes:

1            Cash generated by operations for the six months ended 30 September 2015 excludes £70 million (2014: £167 million) of restructuring costs, £nil (2014: £365 million) UK pensions contribution payment, £nil (2014; £116 million) of KDG incentive scheme payments that vested upon acquisition and £41 million (2014: £nil) of other amounts received. See also note 4 below.

2            Cash capital expenditure comprises cash payments in relation to the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the period.

3            Acquisitions and disposals for the six months ended 30 September 2014 primarily includes a £2,945 million payment in relation to the acquisition of the entire share capital of Ono plus £2,858 million of associated net debt acquired, a £563 million payment in relation to the acquisition of the remaining 10.97% equity interest in Vodafone India and £131 million payment in relation to acquisition of the entire share capital of Cobra plus £40 million of associated debt acquired.

4            Other cash flows for the six months ended 30 September 2015 include £2,034 million (2014:£nil) of debt recognised in respect of spectrum in India, £70 million (2014: £167 million) of restructuring costs, £nil (2014: £365 million) UK pensions contribution payment, £nil (2014: £359 million) of Verizon Wireless tax dividends received after the completion of the disposal, £nil (2014: £328 million) of interest paid on the settlement of the Piramal option, £nil (2014: £116 million) of KDG incentive scheme payments that vested upon acquisition and a £50 million (2014: £100 million) payment in respect of the Group’s historic UK tax settlement.

Cash generated by operations excluding restructuring and other costs decreased 4.5% to £4.6 billion, primarily driven by lower EBITDA and working capital movements.

Capital expenditure decreased £0.2 billion to £3.7 billion reflecting continued investment in the Group’s networks as a result of Project Spring.

Free cash outflow was £0.5 billion, a decline in £0.5 billion from the prior year, reflecting the phasing of payments for the Group’s Project Spring investment.

Licence and spectrum payments include amounts relating to the purchase of spectrum in Germany of £1.4 billion and £0.6 billion in India. In addition, net debt at 30 September 2015 includes liabilities of £3.9 billion (31 March 2015: £1.8 billion) relating to acquisitions or renewals of spectrum in India and Germany.

A foreign exchange gain of £0.3 billion was recognised on net debt as losses on the euro were more than offset by favourable exchange rate movements on the South African rand and India rupee.

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt:

	30 September	31 March
	2015	2015
	£m	£m

Cash and cash equivalents	4,240	6,882

Short-term borrowings
Bonds	(1,709)	(1,786)
Commercial paper[1]	(4,975)	(5,077)
Put options over non-controlling interests	(1,360)	(1,307)
Bank loans	(2,345)	(1,876)
Other short-term borrowings[2]	(2,766)	(2,577)
	(13,155)	(12,623)

Long-term borrowings
Put options over non-controlling interests	(6)	(7)
Bonds, loans and other long-term borrowings	(23,715)	(22,428)
	(23,721)	(22,435)

Other financial instruments[3]	3,713	5,905
Net debt	(28,923)	(22,271)

Notes:

1    At 30 September 2015 US$532 million (31 March 2015: US$3,321 million) was drawn under the US commercial paper programme and €6,257 million (31 March 2015: €3,928 million) was drawn under the euro commercial paper programme.

2    At 30 September 2015 the amount includes £2,733 million (31 March 2015: £2,542 million) in relation to cash received under collateral support agreements.

3    Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (30 September 2015: £4,655 million; 31 March 2015: £4,005 million) and trade and other payables (30 September 2015: £1,634 million; 31 March 2015: £984 million) and short-term investments primarily in index linked government bonds and a managed investment fund included as a component of other investments (30 September 2015: £692 million; 31 March 2015: £2,884 million).

The following table sets out the Group’s undrawn committed bank facilities:

		30 September
		2015
	Maturity	£m

US$3.9 billion committed revolving credit facility[1,2]	February 2020	2,600
€3.9 billion committed revolving credit facility[1]	March 2020	2,852
Other committed credit facilities	Various	1,337
Undrawn committed facilities		6,789

Notes:

1    Both facilities support US and euro commercial paper programmes of up to US$15 billion and £8.0 billion, respectively.

2    US$155 million of this facility matures March 2016.

Dividends

The directors have announced an interim dividend per share of 3.68 pence, representing a 2.2% increase over the prior financial year’s interim dividend. The ex-dividend date for the interim dividend is 19 November 2015 for ordinary shareholders, the record date is 20 November 2015 and the dividend is payable on 3 February 2016. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

RISK FACTORS

There are a number of key factors and uncertainties that could have a significant effect on the Group’s financial performance, including the following:

1.    Malicious attack on the network/IT infrastructure

A successful cyber-attack on our network could result in us not being able to deliver service to our customers, resulting in serious damage to our reputation, consequential customer and revenue loss and the risk of financial penalties.

2.    Customer data misuse or leakage

Our networks carry and store large volumes of confidential personal and business voice traffic and data. Failure to protect or correctly use this data could result in unintentional loss of, or unauthorised access to, customer data. This could adversely affect our reputation and potentially lead to legal action.

3.    Adverse political pressure

We face a range of political pressures that could potentially lead to adverse legislation or regulation for the business. For example, increased financial pressures on governments may lead them to target investors for further licence fees, directly impacting profitability. Furthermore, changes in local or international tax rules, for example prompted by the OECD’s recommendations on Base Erosion and Profit Shifting (a global initiative to improve the fairness and integrity of tax systems), or new challenges by tax or competition authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the results of the business.

4.    Convergence

We face competition from providers who have the ability to sell converged services (combinations of fixed line, broadband, public Wi-Fi, TV and mobile) on their existing infrastructure which we either cannot replicate or cannot provide at a similar price point potentially leading to higher customer churn and/or significant downward pressure on our prices. Our own convergence strategy may be compromised if we are unable to obtain regulated or equivalent access to infrastructure and content, or acquire, rent or build the right assets, or if we are unable to integrate effectively those businesses we do acquire into our existing operations.

5.    EMF related health risks

Concerns have been expressed that electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks. Authorities including the World Health Organization (‘WHO’) agree there is no evidence that convinces experts that exposure to radio frequency fields from mobile devices and base stations operated within guideline limits has any adverse health effects. A change to this view could result in a range of impacts from a change to national legislation, to a major reduction in mobile phone usage or to major litigation.

6.    Major Enterprise contracts

We have a number of high value, ongoing contracts with corporate customers, including some government agencies and departments. Successful delivery is dependent on complex technologies deployed across multiple geographies, as well as relative stability in the requirements, strategies or businesses of our customers. Failure to deliver these enterprise services may lead to a reduction in our expected revenue and could impact our credibility to deliver on large, complex deals.

7.    Unstable economic conditions

Economic conditions in many of the markets we operate in, especially in Europe, remain unstable while many markets continue to stagnate or show nominal levels of growth. These conditions have resulted in lower levels of disposable income and may result in significantly lower revenues as customers give up their mobile phones or move to cheaper tariffs. There is also a possibility of unstable economic conditions impacting on currency exchange rates in countries where the Group has operations, with potential adverse implications for our profitability and the value of our financial and non-financial assets.

8.    Existing and emerging technology players

The development of messaging and voice applications which make use of the internet as a substitute for some of our more traditional services erode our revenue. Reduced demand for our core services of voice and messaging, and the development of services by “over the top” (OTT) competition, could significantly impact on our future profitability.

9.    Superior customer experience

We operate in highly competitive markets and failure to deliver a differentiated and superior experience to our customers in store, online and on the phone, could diminish our brand and reputation, and leave us vulnerable to aggressive pricing from competitors and potentially a weakened relationship with our customers.

10.  Network/IT infrastructure failure

We are dependent on the continued operation of our networks. Multiple network or IT infrastructure failures (caused by non-malicious means including end of life failure, natural disasters and weather-related failures) may result in voice, video or data transmissions being significantly interrupted. This could result in serious damage to our reputation, a consequential customer and revenue loss and the risk of financial penalties.

Further information in relation to these risk factors and uncertainties, which have not changed materially since 31 March 2015, can be found on pages 32-37 of the Group’s annual report for the year ended 31 March 2015, which is available at Vodafone.com/investor.

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•      the unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”; and

•      the interim management report includes a fair review of the information required by Disclosure and Transparency Rule 4.2.7R and Disclosure and Transparency Rule 4.2.8R.

Neither the Company nor the directors accept any liability to any person in relation to the half-year financial report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

The names and functions of the Vodafone Group Plc board can be found at:

http://www.vodafone.com/board

By Order of the Board

Rosemary Martin

Group General Counsel and Company Secretary

10 November 2015

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Six months ended 30 September
		2015		2014
	Note	£m		£m

Revenue	2	20,266		20,752
Cost of sales		(14,893)		(15,476)
Gross profit		5,373		5,276
Selling and distribution expenses		(1,725)		(1,707)
Administrative expenses		(2,639)		(2,499)
Share of result of equity accounted associates and joint ventures		(3)		(35)
Other income and expense		(73)		(118)
Operating profit	2	933		917
Non-operating income and expense		(1)		(26)
Investment income		145		305
Financing costs		(845)		(790)
Profit before taxation		232		406
Income tax (expense)/credit	4	(1,816)		5,095
(Loss)/profit for the financial period		(1,584)		5,501

Attributable to:
— Owners of the parent		(1,698)		5,422
— Non-controlling interests		114		79
(Loss)/profit for the financial period		(1,584)		5,501

Earnings per share
— Basic	5	(6.40	)p	20.48	p
— Diluted	5	(6.40	)p	20.37	p

The accompanying notes are an integral part of the unaudited condensed financial statements.

Consolidated statement of comprehensive income

	Six months ended 30 September
	2015	2014
	£m	£m
(Loss)/profit for the financial period	(1,584)	5,501
Other comprehensive income:
Items that may be reclassified to profit or loss in subsequent periods
Gains on revaluation of available-for-sale investments, net of tax	1	5
Foreign exchange translation differences, net of tax	189	(3,016)
Foreign exchange losses/(gains) transferred to the income statement	70	(1)
Fair value loss transferred to the income statement	—	(4)
Other, net of tax	109	(149)
Total items that may be reclassified to profit or loss in subsequent periods	369	(3,165)
Items that will not be reclassified to profit or loss in subsequent periods
Net actuarial gains/(losses)on defined benefit pension schemes, net of tax	154	(13)
Total items that will not be reclassified to profit or loss in subsequent periods	154	(13)
Other comprehensive income/(expense)	523	(3,178)
Total comprehensive (expense)/income for the financial period	(1,061)	2,323

Attributable to:
— Owners of the parent	(1,056)	2,221
— Non-controlling interests	(5)	102
	(1,061)	2,323

The accompanying notes are an integral part of the unaudited condensed financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

		30 September	31 March
		2015	2015
	Note	£m	£m

Non-current assets
Goodwill		22,549	22,537
Other intangible assets		23,854	20,953
Property, plant and equipment		26,656	26,603
Investments in associates and joint ventures	8	(63)	(3)
Other investments		3,558	3,757
Deferred tax assets		22,664	23,845
Post employment benefits		212	169
Trade and other receivables		5,337	4,865
		104,767	102,726
Current assets
Inventory		574	482
Taxation recoverable		598	575
Trade and other receivables		8,552	8,053
Other investments		1,688	3,855
Cash and cash equivalents		4,240	6,882
		15,652	19,847
Total assets		120,419	122,573

Equity
Called up share capital		3,792	3,792
Additional paid-in capital		117,111	117,054
Treasury shares		(6,955)	(7,045)
Accumulated losses		(53,295)	(49,471)
Accumulated other comprehensive income		2,457	1,815
Total attributable to owners of the parent		63,110	66,145

Non-controlling interests		1,435	1,595
Put options over non-controlling interests		(6)	(7)
Total non-controlling interests		1,429	1,588

Total equity		64,539	67,733

Non-current liabilities
Long-term borrowings		23,721	22,435
Deferred tax liabilities		419	595
Post employment benefits		428	567
Provisions		1,125	1,082
Trade and other payables		1,834	1,264
		27,527	25,943
Current liabilities
Short-term borrowings		13,155	12,623
Taxation liabilities		543	599
Provisions		807	767
Trade and other payables		13,848	14,908
		28,353	28,897
Total equity and liabilities		120,419	122,573

The accompanying notes are an integral part of the unaudited condensed financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive income[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m

1 April 2014	3,792	116,973	(7,187)	(42,776)	70,802	979	71,781
Issue or reissue of shares	—	1	124	(97)	28	—	28
Share-based payments	—	45	—	—	45	—	45
Transactions with non-controlling interests in subsidiaries	—	—	—	(755)	(755)	616	(139)
Comprehensive income	—	—	—	2,221	2,221	102	2,323
Dividends	—	—	—	(1,975)	(1,975)	(150)	(2,125)
Other	—	(7)	—	5	(2)	—	(2)
30 September 2014	3,792	117,012	(7,063)	(43,377)	70,364	1,547	71,911

1 April 2015	3,792	117,054	(7,045)	(47,656)	66,145	1,588	67,733
Issue or reissue of shares	—	1	90	(81)	10	—	10
Share-based payments	—	56	—	—	56	—	56
Transactions with non-controlling interests in subsidiaries	—	—	—	(30)	(30)	(14)	(44)
Comprehensive expense	—	—	—	(1,056)	(1,056)	(5)	(1,061)
Dividends	—	—	—	(2,020)	(2,020)	(139)	(2,159)
Other	—	—	—	5	5	(1)	4
30 September 2015	3,792	117,111	(6,955)	(50,838)	63,110	1,429	64,539

Notes:

1    Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2    Includes accumulated losses and accumulated other comprehensive income.

The accompanying notes are an integral part of the unaudited condensed financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Six months ended 30 September
		2015	2014
	Note	£m	£m

Net cash flow from operating activities	9	4,130	3,691

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	7	(14)	(2,936)
Purchase of interests in associates and joint ventures		(2)	(4)
Purchase of intangible assets		(2,837)	(937)
Purchase of property, plant and equipment		(3,554)	(3,103)
Purchase of investments		(94)	(92)
Disposal of interests in associates and joint ventures		—	27
Disposal of property, plant and equipment		32	62
Disposal of investments		2,149	1,031
Dividends received from associates and joint ventures		—	485
Dividends received from investments		—	1
Interest received		121	131
Net cash flow from investing activities		(4,199)	(5,335)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		10	28
Net movement in short-term borrowings		(95)	2,354
Proceeds from issue of long-term borrowings		1,818	2,169
Repayment of borrowings		(1,614)	(3,232)
Equity dividends paid	6	(2,020)	(1,979)
Dividends paid to non-controlling shareholders in subsidiaries		(131)	(140)
Other transactions with non-controlling interests in subsidiaries		(45)	(718)
Other movements in loans with associates and joint ventures		(18)	—
Interest paid		(485)	(1,039)
Net cash flow used in financing activities		(2,580)	(2,557)

Net cash flow		(2,649)	(4,201)
Cash and cash equivalents at beginning of the financial period	11	6,861	10,112
Exchange gain/(loss) on cash and cash equivalents		3	(118)
Cash and cash equivalents at end of the financial period	11	4,215	5,793

The accompanying notes are an integral part of the unaudited condensed financial statements.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2015

1      Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2015:

•    were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’);

•    are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s annual report for the year ended 31 March 2015;

•    apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2015, which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and were also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34.

•    include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

•    do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006; and

•    were approved by the Board of directors on 10 November 2015.

The information relating to the year ended 31 March 2015 is an extract from the Group’s published annual report for that year, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain any emphasis of matter or statements under section 498(2) or 498(3) of the UK Companies Act 2006.

After reviewing the Group’s budget for the remainder of the financial year, and longer term plans, the directors are satisfied that, at the time of approving the unaudited condensed consolidated financial statements, it is appropriate to continue to adopt a going concern basis of accounting.

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

On 1 April 2015, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group; further details are provided in the Group’s annual report for the year ended 31 March 2015.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2015

2      Segmental analysis

The Group has a single group of related services and products being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue.

	Segment revenue	Intra- region revenue	Regional revenue	Inter- region revenue	Group revenue	EBITDA
	£m	£m	£m	£m	£m	£m
Six months ended 30 September 2015[1]
Germany	3,822	(12)	3,810	(3)	3,807	1,250
Italy	2,112	(9)	2,103	(1)	2,102	720
UK	3,086	(7)	3,079	—	3,079	669
Spain	1,792	(11)	1,781	—	1,781	474
Other Europe	2,379	(21)	2,358	(1)	2,357	734
Europe	13,191	(60)	13,131	(5)	13,126	3,847
India	2,221	(7)	2,214	(6)	2,208	660
Vodacom	2,071	—	2,071	—	2,071	769
Other AMAP	2,326	—	2,326	(9)	2,317	597
AMAP	6,618	(7)	6,611	(15)	6,596	2,026
Other[2]	570	(1)	569	(25)	544	(87)
Group	20,379	(68)	20,311	(45)	20,266	5,786

Six months ended 30 September 2014[1]
Germany	4,290	(6)	4,284	(8)	4,276	1,382
Italy	2,332	(8)	2,324	(1)	2,323	786
UK	3,006	(5)	3,001	(1)	3,000	638
Spain	1,674	(10)	1,664	(3)	1,661	307
Other Europe	2,529	(11)	2,518	(1)	2,517	832
Europe	13,831	(40)	13,791	(14)	13,777	3,945
India	2,053	—	2,053	(1)	2,052	607
Vodacom	2,102	—	2,102	—	2,102	735
Other AMAP	2,264	—	2,264	(5)	2,259	603
AMAP	6,419	—	6,419	(6)	6,413	1,945
Other[2]	562	—	562	—	562	(6)
Group	20,812	(40)	20,772	(20)	20,752	5,884

Notes:

1.  The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit revenue and costs within common functions rather than within the results disclosed for each country and region. The results presented for the six months ended 30 September 2014 have been restated onto a comparable basis. There is no impact on total Group revenue or cost.

2.  The “Other” segment primarily represents the results of partner markets and the net result of unallocated central Group costs.

The Group’s measure of segment profit, adjusted EBITDA, excludes depreciation, amortisation, loss on disposal of fixed assets, impairment loss, restructuring costs, the Group’s share of results in associates and joint ventures and other income and expense. A reconciliation of EBITDA to operating profit is shown below. For a reconciliation of operating profit to (loss)/profit for the financial period, see the consolidated income statement on page 23.

	Six months ended 30 September
	2015	2014
	£m	£m
EBITDA	5,786	5,884
Depreciation, amortisation and loss on disposal of fixed assets	(4,663)	(4,728)
Restructuring costs	(114)	(84)
Share of results in associates and joint ventures	(3)	(37)
Other income and expense	(73)	(118)
Operating profit	933	917

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2015

3      Impairment review

Impairment testing was performed as at 30 September 2015 and 30 September 2014. No impairment charge was recognised for the six months ended 30 September 2015 or for the six months ended 30 September 2014. The methodology adopted for impairment testing for the six months ended 30 September 2015 was consistent with that disclosed on page 111 and pages 118 to 122 of the Group’s annual report for the year ended 31 March 2015.

The table below shows the key assumptions used in the value in use calculations at 30 September 2015.

	Assumptions used in value in use calculation
	Germany	Italy	Spain
	%	%	%

Pre-tax risk adjusted discount rate	8.3	10.6	9.9
Long-term growth rate	0.5	1.0	1.5
Budgeted EBITDA[1]	3.2	0.8	10.7
Budgeted capital expenditure[2]	11.6 – 20.9	12.5 – 24.3	11.5 – 24.0

The estimated recoverable amounts of the Group’s operations in Germany, Italy and Spain exceed their carrying values by £2.2 billion, £1.8 billion and £0.6 billion respectively.

The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an impairment loss being recognised for the six months ended 30 September 2015:

	Change required for carrying value to equal the recoverable amount
	Germany	Italy	Spain
	pps	pps	pps

Pre-tax risk adjusted discount rate	0.7	2.2	0.5
Long-term growth rate	(0.8)	(2.4)	(0.5)
Budgeted EBITDA[1]	(1.3)	(2.7)	(0.9)
Budgeted capital expenditure[3]	6.7	9.7	3.5

Notes:

1.  Budgeted EBITDA is expressed as the compound annual growth rates in the initial five years of the plans used for impairment testing.

2.  Budgeted capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash generating units of the plans used for impairment testing.

3.  Budgeted capital expenditure, which excludes licences and spectrum, is expressed as a percentage of revenue in the initial five years of the plans used for impairment testing.

The recoverable amount of the Group’s operation in Romania is also not materially greater than its reported carrying value at 30 September 2015.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2015

4      Taxation

	Six months ended 30 September
	2015	2014
	£m	£m
United Kingdom corporation tax expense:[1]
Current year	—	—
Adjustments in respect of prior years	6	—
Overseas current tax expense
Current year	369	359
Adjustments in respect of prior years	15	(11)
Total current tax expense	390	348

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	15	(3)
Overseas deferred tax	1,411	(5,440)
Total deferred tax expense/(income)	1,426	(5,443)
Total income tax expense/(income)	1,816	(5,095)

Note:

1.    UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the £6.8 billion of spectrum payments to the UK government in 2000 and 2013.

Overseas deferred tax charge for the six months ended 30 September 2015 includes reduction in the deferred tax assets in Luxembourg of £1,476 million resulting from the reversal of previous write downs of investments following the completion and approval of Luxembourg statutory accounts. The six months ended 30 September 2014 includes the recognition of tax losses in Luxembourg following the acquisition of Grupo Corporativo Ono, S.A. (£3,341 million) and losses arising from the write down of investments following the completion and approval of Luxembourg statutory accounts (£2,127 million).

The Group expects to use its losses in Luxembourg over a period of between 50 and 65 years and the losses in Germany over a period of between 10 and 15 years; the actual use of these losses, and the period over which they may be used, is dependent on many factors which may change. These factors include the level of profitability in both Luxembourg and Germany, changes in tax law and changes to the structure of the Group. Further details about the Group’s tax losses can be found in note 6 of the Group’s consolidated financial statements for the year ended 31 March 2015.

5      Earnings per share

	Six months ended 30 September
	2015	2014
	Million	Million
Weighted average number of shares for basic earnings per share	26,529	26,470
Effect of dilutive potential shares: restricted shares and share options	—	145
Weighted average number of shares for diluted earnings per share	26,529	26,615

	Six months ended 30 September
	2015	2014
	£m	£m
Earnings for basic and diluted earnings per share	(1,698)	5,422

	Pence		Pence
Basic earnings per share	(6.40	)p	20.48	p
Diluted earnings per share	(6.40	)p	20.37	p

6      Equity dividends

	Six months ended 30 September
	2015	2014
	£m	£m

Declared during the financial period:
Final dividend for the year ended 31 March 2015: 7.62 pence per share (2014: 7.47 pence)	2,020	1,975
Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2016: 3.68 pence per share (2015: 3.60 pence)	977	955

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2015

7      Acquisitions

The aggregate cash consideration in respect of purchases in subsidiaries, net of cash acquired, is as follows:

	Six months ended 30 September
	2015	2014
	£m	£m
Cash consideration paid:
Grupo Corporativo Ono, S.A.	—	2,945
Other acquisitions	15	136
	15	3,081
Net cash acquired	(1)	(145)
	14	2,936

During the six month period ended 30 September 2015 the Group completed a number of acquisitions for an aggregate net cash consideration of £14 million. The aggregate fair values of goodwill, identifiable assets, and liabilities of the acquired operations were £3 million, £12 million and £1 million, respectively. In addition, the Group completed the acquisition of certain non-controlling interests for net cash consideration of £45 million.

During the six months period ended 30 September 2014 the Group acquired the entire share capital of Ono for cash consideration of £2,945 million. The aggregate fair values of goodwill, identifiable assets, and liabilities of the acquired operations were £1,439 million, £4,989 million and £3,478 million, respectively. In addition, the Group also completed a number of other acquisitions for an aggregate net cash consideration of £136 million, all of which was paid during the period. The aggregate fair values of goodwill, identifiable assets, and liabilities of these acquired operations were £133 million, £143 million and £140 million, respectively. In addition, the Group completed the acquisition of certain non-controlling interests for net cash consideration of £718 million.

8      Investment in associates and joint arrangements

	30 September	31 March
	2015	2015
	£m	£m
Investment in joint ventures	(336)	(331)
Investment in associates	273	328
	(63)	(3)

9      Reconciliation of net cash flow from operating activities

		Six months ended 30 September
		2015	2014
	Note	£m	£m
(Loss)/profit for the financial period		(1,584)	5,501
Non-operating income and expense		1	26
Investment income		(145)	(305)
Financing costs		845	790
Income tax expense/(credit)	4	1,816	(5,095)
Operating profit		933	917
Adjustments for:
Share based payments		56	45
Depreciation and amortisation		4,649	4,720
Loss on disposal of property, plant and equipment		14	8
Share of result of equity accounted associates and joint ventures		3	35
Other income and expense		73	118
Increase in inventory		(112)	(111)
Increase in trade and other receivables		(731)	(403)
Decrease in trade and other payables		(275)	(1,120)
Cash generated by operations		4,610	4,209
Net tax paid		(480)	(518)
Net cash flow from operating activities		4,130	3,691

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2015

10          Related party transactions

The Group has a number of related parties including joint arrangements and associates, pension schemes, directors and Executive Committee members. Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements. No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.

	Six months ended 30 September
	2015	2014
	£m	£m
Sales of goods and services to associates	2	3
Purchase of goods and services from associates	45	45
Sales of goods and services to joint arrangements	2	3
Purchase of goods and services from joint arrangements	290	273
Net interest income receivable from joint arrangements	37	1

	30 September	31 March
	2015	2015
	£m	£m
Trade balances owed:
by associates	2	3
to associates	2	4
by joint arrangements	150	182
to joint arrangements	46	48
Other balances owed by joint arrangements	75	61
Other balances owed to joint arrangements	67	54

In the six months ended 30 September 2015 the Group made contributions to defined benefit pension schemes of £19 million (six months ended 30 September 2014: £384 million, including special contributions of £325 million to the Vodafone Group Pension Scheme and £40 million to the Cable & Wireless Worldwide Retirement Plan relating to past service representing accelerated funding amounts that would have been due for each scheme over the period to 31 March 2020).

In addition, £1.7 million of dividends were paid to Board members and executive committee members (six months ended 30 September 2014: £1.5 million). Dividends received from associates are disclosed in the consolidated statement of cash flows.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2015

11          Fair value of financial instruments

The table below sets out the valuation basis1 of financial instruments held at fair value by the Group at 30 September 2015.

	Level 1[2]		Level 2[3]		Total
	30	31	30	31	30	31
	September	March	September	March	September	March
	2015	2015	2015	2015	2015	2015
	£m	£m	£m	£m	£m	£m
Financial assets:
Fair value through the income statement	—	—	964	3,184	964	3,184
Derivative financial instruments:
Interest rate swaps	—	—	2,256	2,466	2,256	2,466
Cross currency interest rate swaps	—	—	2,368	1,506	2,368	1,506
Foreign exchange contracts	—	—	31	33	31	33
Interest rate futures	—	—	6	8	6	8
	—	—	5,625	7,197	5,625	7,197
Financial investments available for sale:
Listed equity securities[4]	5	4	—	—	5	4
Unlisted equity securities[4]	—	—	82	222	82	222
	5	4	82	222	87	226
	5	4	5,707	7,419	5,712	7,423
Financial liabilities:
Derivative financial instruments:
Interest rate swaps	—	—	1,253	682	1,253	682
Cross currency interest rate swaps	—	—	334	245	334	245
Interest rate options	—	—	12	11	12	11
Foreign exchange contracts	—	—	35	46	35	46
	—	—	1,634	984	1,634	984

Notes:

1.             There were no changes made during the year to valuation methods or the processes to determine classification and no transfers were made between the levels in the fair value hierarchy.

2.             Level 1 classification comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities.

3.             Level 2 classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data.

4.             Listed and unlisted securities are classified as held for sale financial assets and fair values are derived from observable quoted market prices for similar items.

Carrying value and fair value information1

The fair value and carrying value of the Group’s financial assets and financial liabilities held at amortised cost are set out in the table below:

	Fair value		Carrying value
	30 September	31 March	30 September	31 March
	2015	2015	2015	2015
	£m	£m	£m	£m
Cash and cash equivalents[2]	4,240	6,882	4,240	6,882
Cash and other investment held in restricted deposits	705	650	705	650
Other debt and bonds	3,490	3,551	3,490	3,551
	8,435	11,083	8,435	11,083
Short-term borrowings:
Bonds	(1,684)	(1,798)	(1,709)	(1,786)
Commercial paper	(4,975)	(5,077)	(4,975)	(5,077)
Bank loans and other short-term borrowings	(6,471)	(5,766)	(6,471)	(5,760)
	(13,130)	(12,641)	(13,155)	(12,623)
Long-term borrowings:
Bonds	(15,808)	(17,109)	(18,144)	(17,174)
Bank loans and other long-term borrowings	(5,652)	(5,346)	(5,577)	(5,261)
	(21,460)	(22,455)	(23,721)	(22,435)
	(26,155)	(24,013)	(28,441)	(23,975)

Notes:

1.       The Group’s trade and other receivables and trade and other payables are not shown in the table above. The carrying amounts of both categories approximate their fair values.

2.       Cash and cash equivalents as presented in the statement of cash flow includes £25 million of bank overdrafts (31 March 2015: £21 million).

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2015

12          Commitments and contingent liabilities

There have been no material changes to the Group’s commitments or contingent liabilities during the period, except as disclosed below.

Telecom Egypt arbitration

In October 2009 Telecom Egypt began an arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of lower interconnection rates paid to Vodafone Egypt by Mobinil. Telecom Egypt also sought to join Vodafone International Holdings BV (‘VIHBV’), Vodafone Europe BV (‘VEBV’) and Vodafone Group Plc to the arbitration. In January 2015, the arbitral tribunal issued its decision. It held unanimously that it had no jurisdiction to arbitrate the claim against VIHBV, VEBV and Vodafone Group Plc. The tribunal also held by a three to two majority that Telecom Egypt had failed to establish any liability on the part of Vodafone Egypt. Telecom Egypt has applied to the Egyptian court to set aside the decision. The first procedural hearing in respect of Telecom Egypt’s request has been scheduled for November 2015.

Indian tax cases

VIHBV arbitration proceedings

On 17 April 2014, VIHBV served its notice of arbitration under the Dutch Bilateral Investment Treaty (“BIT”), formally commencing the Dutch-India BIT arbitration proceedings (‘Dutch BIT Proceedings’). An arbitrator has been appointed by VIHBV. The Indian Government appointed an arbitrator, but he resigned in May 2015. The third arbitrator, who will act as chairman of the tribunal, had been agreed by the two party-appointed arbitrators (prior to the Indian Government’s arbitrator’s resignation) but declined to accept the appointment.

The Indian Government has since appointed a replacement for its party-appointed arbitrator. The two party- appointed arbitrators will consider the process for appointment of a chairman of the tribunal. If there is no subsequent agreement on appointment of a chairman of the tribunal, the International Court of Justice will appoint the third arbitrator. On 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a Notice of Dispute on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of the same claims made in the Dutch BIT Proceedings.

The Group did not carry a provision for the litigation or in respect of the retrospective legislation at 30 September 2015, or at previous reporting dates.

Vodafone India Services Private Limited (‘VISPL’) tax claims

VISPL has been assessed as owing tax of approximately £209 million (plus interest of £101 million) in respect of: (i) a transfer pricing margin charged for the international call centre of Hutchison Telecommunications International Limited group (‘HTIL’) prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL for Vodafone India Limited (“VIL”) equity shares. The first two of the three heads of tax are subject to an indemnity by HTIL under the VIHBV Tax Deed of Indemnity. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the Tax Office to make the demand in the High Court. The Tax Appeal Tribunal heard the appeal and ruled in the Tax Office’s favour. VISPL has lodged an appeal (and stay application) in the Bombay High Court which was partially heard in April 2015 and concluded in early May 2015. On 13 July 2015 the tax authorities issued a revised tax assessment reducing the tax VISPL had previously been assessed as owing in respect of (i) and (ii) above. In the meantime: (i) a stay of the tax demand on a deposit of £20 million; and (ii) a corporate guarantee by VIHBV for the balance of tax assessed remain in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Tax Office has 90 days from delivery of the order and judgment to decide whether it will appeal to the Supreme Court of India.

Indian regulatory cases

3G inter-circle roaming: Vodafone India and others v Union of India

In April 2013, the DoT issued a stoppage notice to VIL’s operating subsidiaries and other mobile operators requiring the immediate stoppage of the provision of 3G services on other operators’ mobile networks in an alleged breach of licence claim. The DoT also imposed a fine of approximately €5.5 million. VIL applied to the Delhi High Court for an order quashing the DoT’s notice. Interim relief from the notice has been granted (but limited to existing customers at the time with the effect that VIL was not able to provide 3G services to new customers on other operators’ 3G networks pending a decision on the issue). The dispute was referred to the TDSAT for decision, which ruled on 28 April 2014 that VIL and the other operators were permitted to provide 3G services to their customers (current and future) on other operators’ networks. The DoT has appealed the judgment and sought a stay of the tribunal’s judgment. The DoT’s stay application was rejected by the Supreme Court. The matter is pending before the Supreme Court.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2015

One time spectrum charges: Vodafone India v Union of India

The Indian Government has sought to impose one time spectrum charges of approximately €525 million on certain operating subsidiaries of VIL. VIL filed a petition before the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’) challenging the one time spectrum charges on the basis that they are illegal, violate VIL’s licence terms and are arbitrary, unreasonable and discriminatory. The tribunal stayed enforcement of the Indian Government’s spectrum demand pending resolution of the dispute. Given the DoT is defending its demand before the high courts and the Tribunal, the Tribunal has sought clarification from the DoT as regards its stance on the Tribunal’s jurisdiction. Accordingly, the matter in the TDSAT is adjourned until 11 November 2015.

Adjusted Gross Revenue (‘AGR’) dispute before Supreme Court: VIL and others v Union of India

VIL has challenged the tribunal’s judgment dated 23 April 2015 to the extent that it dealt with the calculation of AGR, upon which License Fees and Spectrum Usage Charges are based. The cumulative impact of the inclusion of the above-mentioned components is approximately £2.2 billion (Rs. 2,200 Crores). The DoT also moved cross appeals challenging the tribunal’s judgment. In the hearing before the Supreme Court, the Court orally directed the DoT not to take any coercive steps in the matter, which was adjourned until January 2016.

Other cases in the Group

Italy

British Telecom (Italy) v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) seeks damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplemental report published in September 2014 to a range of €8 million to €11 million. Judgment was handed down by the court in August 2015, awarding €12 million, (including interest) to British Telecom (Italy). Vodafone Italy is considering an appeal.

Greece

Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone

In December 2013, Mr and Mrs Papistas, and companies owned or controlled by them, brought three claims in the Greek court in Athens against Vodafone Greece, Vodafone Group Plc and certain directors and officers of Vodafone Greece and Vodafone Group Plc for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Approximately €1.0 billion of the claim is directed exclusively at one former and one current director of Vodafone Greece. The balance of the claim (approximately €285.5 million) is sought from Vodafone Greece and Vodafone Group Plc on a joint and several basis. The cases are scheduled to come to trial in April 2016.

South Africa

GH Investments (GHI) v Vodacom Congo

Vodacom Congo contracted with GHI to install ultra-low cost base stations on a revenue share basis. After rolling out three sites, GHI stopped and sought to renegotiate the terms. Vodacom Congo refused. GHI accused it of bad faith and infringement of intellectual property rights. In April 2015, GHI issued a formal notice for a claim of US$1.16 billion, although there does not seem to be a proper basis nor any substantiation for the compensation claimed. The dispute has been submitted to mediation under the International Chamber of Commerce. A mediator was appointed in September 2015 who has convened a first meeting to take place in early November 2015.

CWN v Vodacom

There are various legal matters relating to Vodacom’s investment in Vodacom Congo (DRC) SA (“VDRC”), the most recent of which is a claim brought by Mr Alieu Badara Mohamed Conteh (“Conteh”) in the Commercial Court of Kinshasa/Gombe against Vodacom International Limited (“VCOMIL”) and VDRC. Conteh is the controlling shareholder of Congolese Wireless Network s.a.r.l (‘CWN’), a company incorporated in the DRC. CWN is a minority shareholder in VDRC. These proceedings seek to invalidate a court decision removing Conteh as the statutory manager of CWN, as well as the liquidation of Vodacom Congo and the payment of various sums to CWN and Conteh. The action also includes an unsubstantiated claim for US$14 billion against VCOMIL for its alleged role in helping to undermine Conteh’s position as former statutory manager of CWN.

Notes to the unaudited condensed financial statements

For the six months ended 30 September 2015

13          Other matters

Organisational changes

On 21 July 2015 Vodafone announced a number of changes to its European leadership structure intended to simplify organisational processes, enhance management efficiency and accelerate decision-making. Effective 1 October 2015 Vodafone’s four largest European markets - Germany, Italy, UK and Spain now report directly to the Group’s Chief Executive together with a new European Cluster region covering Vodafone’s smaller European markets. Corporate functions operating at regional level in Europe have been integrated within the respective Group functions. There were no changes to the leadership structure for the Group’s Africa, Middle East and Asia-Pacific region. These organisation changes do not impact the Group’s segmental reporting.

Liberty Global Plc

On 28 September 2015 Vodafone announced that discussions with Liberty Global Plc regarding a possible exchange of selected assets between the two companies had terminated.

Board changes

On 29 September 2015 Vodafone announced the appointment of David Nish as a Non-Executive Director with effect from 1 January 2016. David Nish was the Chief Executive Officer of Standard Life Plc from January 2010 to September 2015, the Group Finance Director of Scottish Power plc from 1999 to 2005 and was a former Partner at Price Waterhouse.

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

INDEPENDENT REVIEW REPORT TO VODAFONE GROUP PLC

Report on the unaudited condensed consolidated financial statements

Our conclusion

We have reviewed Vodafone Group Plc’s unaudited condensed consolidated financial statements (the “interim financial statements”) in the half-year financial report of Vodafone Group Plc for the 6 month period ended 30 September 2015. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board and as adopted by the European Union, and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

What we have reviewed

The interim financial statements comprise:

•            the consolidated statement of financial position as at 30 September 2015;

•            the consolidated income statement and consolidated statement of comprehensive income for the period then ended;

•            the consolidated statement of cash flows for the period then ended;

•            the consolidated statement of changes in equity for the period then ended; and

•            the explanatory notes to the interim financial statements.

The interim financial statements included in the half-year financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board and as adopted by the European Union, and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The half-year financial report, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-year financial report in accordance with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the half-year financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

10 November 2015

London

Notes:

1                 The maintenance and integrity of the Vodafone Group Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

2                 Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Organic growth

All amounts in this document marked with an “*” represent “organic growth” which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. While “organic growth” is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

•                  it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•                  it is used for internal performance analysis; and

•                  it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

Further information on the use of non-GAAP financial information is outlined on pages 202 to 205 of the Group’s annual report for the year ended 31 March 2015.

For the quarter ended 31 March 2015 and consequently the year ended 31 March 2015, the Group’s organic service revenue growth rate was adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK and the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate. The adjustments in relation to Vodafone UK and Vodafone Egypt also impacted the disclosed organic growth rates for those countries. In addition, the Group’s organic service revenue growth rates for the year ended 31 March 2015 and the six months ended 30 September 2015 have been amended to exclude the adverse impact of an adjustment to intercompany revenue.

For the 2016 financial year, the Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue and costs within common functions rather than within the service revenue and cost amounts disclosed for each country and region. The results presented for the six months ended 30 September 2014 have been restated onto a comparable basis together with all disclosed organic growth rates. There is no impact on total Group results. In addition, for the quarter and six months ended 30 September 2015, the Group’s and Vodafone UK’s organic service revenue growth rate has been adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK.

A summary of certain non-GAAP measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Closest equivalent GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit	Group results on page 8
Adjusted operating profit	Operating profit	Group results on page 8
Adjusted profit before tax	Profit before taxation	Taxation on page 10
Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 10
Adjusted income tax expense	Income tax expense	Taxation on page 10
Adjusted profit attributable to owners of the parent	Profit attributable to owners of the parent	Earnings per share on page 11
Adjusted earnings per share	Basic earnings per share	Earnings per share on page 11 and Reconciliation of adjusted earnings on page 41
Operating free cash flow	Cash generated by operations	Cash flows and funding beginning on page 19
Free cash flow	Cash generated by operations	Cash flows and funding beginning on page 19
Cash generated by operations (excluding restructuring costs)	Cash generated by operations	Cash flows and funding beginning on page 19

See page 41 for a reconciliation of adjusted earnings to reported earnings.

ADDITIONAL INFORMATION

Regional results for the six months ended 30 September1

	Revenue		EBITDA		Adjusted operating profit		Capital expenditure		Operating free[2] cash flow
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Germany	3,822	4,290	1,250	1,382	246	313	835	1,032	112	456
Italy	2,112	2,332	720	786	293	334	445	423	124	205
UK	3,086	3,006	669	638	(4)	(2)	374	382	11	131
Spain[3]	1,792	1,674	474	307	61	(44)	330	274	(95)	10
Other Europe
Netherlands	693	751	242	269	94	107	108	149	31	142
Portugal	354	402	128	157	35	68	109	117	(23)	54
Romania	267	277	77	97	27	41	47	58	9	31
Greece	311	275	82	76	30	26	44	29	15	35
Other	759	826	205	233	47	81	138	139	(1)	47
Eliminations	(5)	(2)	—	—	—	—	—	—	—	—
Other Europe	2,379	2,529	734	832	233	323	446	492	31	309
Eliminations	(60)	(40)	—	—	—	—	—	—	—	—
Europe	13,131	13,791	3,847	3,945	829	924	2,430	2,603	183	1,111

AMAP
India	2,221	2,053	660	607	234	197	364	348	295	85
Vodacom	2,071	2,102	769	735	513	504	318	329	288	251
Other AMAP
Turkey	1,041	968	199	182	70	40	138	145	(377)	(149)
Egypt	589	544	249	245	128	130	139	115	163	141
Other	697	752	149	176	(42)	(38)	96	119	60	(8)
Eliminations	(1)	—	—	—	—	—	—	—	—	—
Other AMAP	2,326	2,264	597	603	156	132	373	379	(154)	(16)
Eliminations	(7)	—	—	—	—	—	—	—	—	—
AMAP	6,611	6,419	2,026	1,945	903	833	1,055	1,056	429	320

Other	569	562	(87)	(6)	(91)	(1)	223	242	(228)	(419)
Eliminations	(45)	(20)	—	—	—	—	—	—	—	—
Group	20,266	20,752	5,786	5,884	1,641	1,756	3,708	3,901	384	1,012

Notes:

1.       The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit revenue and costs within common functions rather than within the results disclosed for each country and region. The results presented for the six months ended 30 September 2014 have been restated onto a comparable basis. There is no impact on total Group revenue and cost.

2.       Operating free cash flow for the six months ended 30 September 2015 excludes £70 million of restructuring costs (2014: £167 million), £nil (2014: £365 million) UK pensions contribution payment and £nil (2014: £116 million) of KDG incentive scheme payments that vested upon acquisition.

3.       On 23 July 2014 the Group acquired 100% of the share capital of Ono and the results of Ono have been fully consolidated into the results of Spain from that date.

ADDITIONAL INFORMATION

Service revenue — quarter ended 30 September1

Group and Regions

	Group		Europe		AMAP
				Restated		Restated
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	3,901	3,971	2,904	3,054	960	869
Mobile out-of-bundle	2,387	2,767	1,035	1,320	1,350	1,439
Mobile incoming	586	671	309	352	277	319
Fixed line	1,931	1,856	1,595	1,518	197	167
Other	456	428	288	289	119	120
Service revenue	9,261	9,693	6,131	6,533	2,903	2,914

	Change
	Group		Europe		AMAP
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Mobile in-bundle	(1.8)	6.3	(4.9)	2.4	10.5	21.5
Mobile out-of-bundle	(13.7)	(8.3)	(21.6)	(14.9)	(6.2)	(1.5)
Mobile incoming	(12.7)	(6.9)	(12.2)	(5.4)	(13.2)	(8.5)
Fixed line	4.0	3.3	5.1	3.1	18.0	12.5
Other	6.5	21.6	(0.3)	9.0	(0.8)	46.4
Service revenue	(4.5)	1.2	(6.2)	(1.0)	(0.4)	6.7

Operating Companies
	Germany		Italy		UK
		Restated		Restated		Restated
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	771	850	476	497	679	635
Mobile out-of-bundle	185	242	198	281	277	327
Mobile incoming	54	63	64	72	79	89
Fixed line	667	738	149	158	402	318
Other	85	92	53	53	75	75
Service revenue	1,762	1,985	940	1,061	1,512	1,444

	Change
	Germany		Italy		UK
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Service revenue	(11.2)	(1.8)	(11.4)	(2.0)	4.7	(0.5)

	Spain		India		Vodacom
		Restated	Restated			Restated
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	392	456	256	196	276	269
Mobile out-of-bundle	110	132	615	614	430	496
Mobile incoming	25	29	116	145	43	52
Fixed line	255	217	49	39	33	1
Other	41	41	44	25	42	63
Service revenue	823	875	1,080	1,019	824	881

	Change
	Spain		India		Vodacom
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Service revenue	(5.9)	(2.0)	6.0	5.6	(6.5)	3.9

Notes:

*             All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 38 for “Use of non-GAAP financial information”.

1           The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the six months ended 30 September 2014 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenue.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Reported		Adjustments[1]	Adjusted
Six months ended 30 September 2015	£m		£m	£m

Operating profit	933		187	1,120
Amortisation of acquired customer base and brand intangible assets	—		521	521
Non-operating income and expense	(1)		1	—
Net financing costs	(700)		148	(552)
Profit before taxation	232		857	1,089
Income tax expense[1]	(1,816)		1,517	(299)
(Loss)/profit for the financial period	(1,584)		2,374	790

Attributable to:
— Owners of the parent	(1,698)		2,365	667
— Non-controlling interests	114		9	123

Basic earnings per share	(6.40	)p		2.51	p

Note:

1.             Adjustments include £1,476 million in relation to a reduction in the tax losses in Luxembourg following the write back of previous impairments in the local statutory accounts.

	Reported		Adjustments[1]	Adjusted
Six months ended 30 September 2014	£m		£m	£m

Operating profit	917		202	1,119
Amortisation of acquired customer base and brand intangible assets	—		637	637
Non-operating income and expense	(26)		26	—
Net financing costs	(485)		(197)	(682)
Profit before taxation	406		668	1,074
Income tax credit/(expense)[1]	5,095		(5,383)	(288)
Profit for the financial period	5,501		(4,715)	786

Attributable to:
— Owners of the parent	5,422		(4,725)	697
— Non-controlling interests	79		10	89

Basic earnings per share	20.48	p		2.63	p

Note:

1.             Adjustments include the recognition of tax losses in Luxembourg following the acquisition of Ono (£3,341 million) and losses arising in the year from the write down of investments for local GAAP purposes (£2,127 million).

ADDITIONAL INFORMATION

Mobile customers - quarter ended 30 September 2015

(in thousands)

Country	1 July 2015	Contract net additions/ (disconnections)	Prepay net additions/ (disconnections)	Other movements	30 September 2015	Contract

Europe
Germany	30,315	245	(344)	—	30,216	54.1%
Italy	24,877	(36)	(171)	—	24,670	18.3%
UK1	18,317	90	(49)	(25)	18,333	65.9%
Spain	14,101	92	(7)	—	14,186	78.1%
	87,610	391	(571)	(25)	87,405	50.4%

Other Europe
Netherlands	5,173	(13)	(28)	—	5,132	75.5%
Ireland	2,013	15	(8)	—	2,020	48.4%
Portugal	4,928	83	(39)	—	4,972	35.9%
Romania	8,190	36	207	—	8,433	40.6%
Greece	5,245	3	73	—	5,321	30.9%
Czech Republic	3,328	51	19	—	3,398	65.2%
Hungary	2,758	43	(8)	—	2,793	57.2%
Albania	1,625	(1)	132	—	1,756	5.0%
Malta	313	—	1	—	314	19.4%
	33,573	217	349	—	34,139	45.9%
Europe	121,183	608	(222)	(25)	121,544	49.1%

AMAP
India	185,384	503	2,283	—	188,170	7.0%
Vodacom[2]	71,366	(9)	2,038	—	73,395	7.1%
	256,750	494	4,321	—	261,565	7.0%

Other AMAP
Turkey	21,048	291	222	—	21,561	42.6%
Egypt	39,164	(1)	(827)	—	38,336	6.5%
New Zealand	2,346	23	(44)	—	2,325	38.6%
Qatar	1,420	19	47	—	1,486	12.8%
Ghana	7,282	10	96	—	7,388	0.4%
	71,260	342	(506)	—	71,096	18.0%
AMAP	328,010	836	3,815	—	332,661	9.4%

Group	449,193	1,444	3,593	(25)	454,205	20.0%

Notes:

1            Other movements reflect the restatement of the UK contract customer base.

2            Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

ADDITIONAL INFORMATION

Fixed broadband customers - quarter ended 30 September 2015

(in thousands)

Country	1 July 2015	Net additions/ (disconnections)	Other movements	30 September 2015

Europe
Germany	5,520	66	—	5,586
Italy	1,845	24	—	1,869
UK	70	5	—	75
Spain	2,851	28	—	2,879
	10,286	123	—	10,409

Other Europe
Netherlands	61	12	—	73
Ireland	223	2	—	225
Portugal	357	29	—	386
Romania	46	3	—	49
Greece	508	9	—	517
Czech Republic	13	—	—	13
Hungary	—	—	—	—
Albania	—	—	—	—
Malta	1	1	—	2
	1,209	56	—	1,265
Europe	11,495	179	—	11,674

AMAP
India	5	—	—	5
Vodacom[1]	—	—	—	—
	5	—	—	5

Other AMAP
Turkey	143	40	—	183
Egypt	225	9	—	234
New Zealand	410	1	—	411
Qatar	6	—	—	6
Ghana	29	1	—	30
	813	51	—	864
AMAP	818	51	—	869

Group	12,313	230	—	12,543

Note:

1            Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

1)  Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.

2)  The half-year results will be available on the Vodafone Group Plc website, vodafone.com/investor, from 10 November 2015.

Notes:

1.   Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom and M-Pesa, are trademarks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.   All growth rates reflect a comparison to the six months ended 30 September 2014 unless otherwise stated.

3.   References to “Q1” and “Q2” are to the quarters ended 30 June 2015 and 30 September 2015, respectively, unless otherwise stated. References to “first half” or “H1” are to the six months ended 30 September 2015 unless otherwise stated. References to the “financial year” or “2016 financial year” are to the financial year ending 31 March 2016 and references to the “last year” are to the financial year ended 31 March 2015 unless otherwise stated.

4.  All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates.

For the quarter ended 31 March 2015 and consequently the year ended 31 March 2015, the Group’s organic service revenue growth rate was adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK and the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate. The adjustments in relation to Vodafone UK and Vodafone Egypt also impacted the disclosed organic growth rates for those countries. In addition, the Group’s organic service revenue growth rates for the year ended 31 March 2015 and the six months ended 30 September 2015 have been amended to exclude the adverse impact of an adjustment to intercompany revenue.

For the 2016 financial year, the Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue and costs within common functions rather than within the service revenue and cost amounts disclosed for each country and region. The results presented for the six months ended 30 September 2014 have been restated onto a comparable basis together with all disclosed organic growth rates. There is no impact on total Group results. In addition, for the quarter and six months ended 30 September 2015, the Group’s and Vodafone UK’s organic service revenue growth rate has been adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK.

5.   Reported growth is based on amounts in pounds sterling as determined under IFRS.

6.   Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

7.   Quarterly historical information, including information for service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers, is provided in a spread sheet available at vodafone.com/investor.

Copyright © Vodafone Group 2015

OTHER INFORMATION

Definition of terms

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
EBITDA

Operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other operating income and expense. The Group’s definition of EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted operating profit

Group adjusted operating profit excludes non-operating income from associates, impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets and other income and expense.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Mobile in-bundle revenue

Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence. Includes revenue from all contract bundles and add-ons lasting 30 days or more as well as revenue from prepay bundles lasting seven days or more.

Mobile out-of-bundle	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.
Cash capital expenditure	Cash capital expenditure comprises cash payments in relation to the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the period.
Operating free cash flow

Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs.

For the six months ended 30 September 2014 operating free cash flow also excluded special one-off UK pension contribution payments and KDG incentive scheme payments.

Free cash flow

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs and licence and spectrum payments.

For the six months ended 30 September 2015 and 2014 free cash flow also excluded payments in respect of the Group’s historical UK tax settlement. For the six months ended 30 September 2014 free cash flow also excluded special UK pension contribution payments, KDG incentive scheme payments, Verizon Wireless tax distributions received after the completion of the disposal and interest paid on the settlement of the Piramal option.

For definitions of other terms please refer to pages 211 to 212 of the Group’s annual report for the year ended 31 March 2015.

OTHER INFORMATION

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations, including the Group Chief Executive’s statement and financial review of the half year on pages 2 to 5 of this report and the guidance for EBITDA, free cash flow, capital expenditure and capital intensity for the 2016 financial year (and the related underlying assumptions) on page 7; expectations for the Group’s future performance generally, including growth and capital expenditure; statements relating to the Group’s Project Spring investment programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, spectrum auctions and awards, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including the rollout of TV in the United Kingdom; expectations regarding free cash flow, foreign exchange rate movements and tax rates; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including HOL; expectations regarding MTR rates in the jurisdictions in which Vodafone operates; expectations regarding Vodafone India and the outcome and impact of regulatory and legal proceedings involving Vodafone and its competitors and of scheduled or potential legislative and regulatory changes, including approvals, reviews and consultations.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans”,”prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for its mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn, affect the relative appeal of the Group’s products and services as compared to those of its competitors or make it more difficult for the Group to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services offered by the Group will not be commercially accepted or do not perform according to expectations; the Group’s ability to expand its spectrum position or renew or obtain necessary licences, including for spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, in particular, changes in the exchange rate of pounds sterling, the currency in which the Group prepares its financial statements, to the euro, the US dollar and other currencies in which the Group generates its revenue, as well as changes in interest rates; the Group’s ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences to the Group of making and integrating acquisitions or disposals; changes to the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and its operations; changes in statutory tax rates or profit mix which might impact the Group’s weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the year ended 31 March 2015. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:

Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2015

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 12, 2015	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary